December 8, 2008

U.S. Securities and Exchange Commission	Via Edgar and Overnight Delivery

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

Attn: Daniel H. Morris

Re:          Del Frisco’s Restaurant Group, LLC
Registration Statement on Form S-1 (File No. 333-146880)
Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Del Frisco’s Restaurant Group, LLC (the “Company”) hereby respectfully requests withdrawal of its Registration Statement on Form S-1 (File No. 333-146880), together with all exhibits and the amendments thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on October 23, 2007.

In light of current public market conditions, the Company has determined not to proceed with the offering described in the Registration Statement at this time. The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. Furthermore, there was no circulation of preliminary prospectuses in connection with the proposed transaction, and the Registration Statement was not declared effective by the Commission. The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement(s).

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions regarding the foregoing application for withdrawal, please contact our counsel, Gregory J. Schmitt of Hunton & Williams LLP, at (214) 468-3375.

Sincerely,

Del Frisco’s Restaurant Group, LLC

By:	/s/ Mark S. Mednansky
Name:	Mark S. Mednansky
Title:	Chief Executive Officer